UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. )*

TIM PARTICIPAÇÕES S.A.
(Name of Issuer)

Preferred shares, without par value
(Title of Class of Securities)

88706P106
(CUSIP Number)

Antonino Cusimano Telecom Italia S.p.A. Piazza degli Affari, 2 20123 Milan - Italy +39 06 3688 1
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to: Jeffrey M. Oakes, Esq. Davis Polk & Wardwell LLP 99 Gresham Street London EC2V 7NG, United Kingdom Tel. No. + 44 20 7418 1386

March 26, 2010[1]
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 Date of publication of the dividends proposal by the Issuer’s management (see Item 4. “Purpose of Transaction” below).

CUSIP No. 88706P106
1.	Names of Reporting Persons. Telecom Italia S.p.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable.[2]
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power[3] 990,098,812
	8.	Shared Voting Power
	9.	Sole Dispositive Power 990,098,812
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 990,098,812
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 60.65%
14.	Type of Reporting Person (See Instructions) HC, CO

2 Please see “Purposed of Transaction” below.

3 As described in “Purposed of Transaction” below, the Shares (as defined below) will cease to have voting rights once the minimum dividend due to holders of the Shares is paid, in accordance with Brazilian law.

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CUSIP No. 88706P106
1.	Names of Reporting Persons. Telecom Italia International N.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable.[4]
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power[5] 990,098,812
	8.	Shared Voting Power
	9.	Sole Dispositive Power 990,098,812
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 990,098,812
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 60.65%
14.	Type of Reporting Person (See Instructions) HC, CO

4 Please see “Purposed of Transaction” below.

5 As described in “Purposed of Transaction” below, the Shares will cease to have voting rights once the minimum dividend due to holders of the Shares is paid, in accordance with Brazilian law.

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CUSIP No. 88706P106
1.	Names of Reporting Persons. TIM Brasil Serviços e Participações S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable.[6]
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power[7] 990,098,812
	8.	Shared Voting Power
	9.	Sole Dispositive Power 990,098,812
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 990,098,812
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 60.65%
14.	Type of Reporting Person (See Instructions) HC, CO

6 Please see “Purposed of Transaction” below.

7 As described in “Purposed of Transaction” below, the Shares will cease to have voting rights once the minimum dividend due to holders of the Shares is paid, in accordance with Brazilian law.

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Item 1.  Security and Issuer

The class of equity securities to which this statement relates is the preferred shares, no par value (the “Shares”), of TIM Participações S.A., a Brazilian corporation (the “Issuer”).  The principal executive offices of the Issuer are located at Avenida das Américas, 3.434 - 6º andar, 22640-102 Rio de Janeiro, RJ, Brazil.

Item 2.  Identity and Background

The name of the person filing this statement is Telecom Italia S.p.A., an Italian corporation (“TI”).

The address of the principal office of TI is Piazza degli Affari 2, 20123 Milan, Italy. TI and its subsidiaries operate mainly in Europe, the Mediterranean Basin and South America. The TI group is engaged principally in the communications segment and, particularly, in the fixed and mobile national and international telecommunications segments, the television segment and the office products segment.

TI owns the Shares through Telecom Italia International N.V. (“TII”) and TIM Brasil Serviços e Participações  S.A. (“TIM BSP”). TII, a Netherlands corporation with registered office in  Strawinskylaan 1627, 1077 XX Amsterdam, The Netherlands is a wholly-owned subsidiary of TI. TIM BSP, a Brazilian corporation with registered office in Avenida das Américas, 3434, Bloco 1, 6.º andar, Barra de Tijuca, Rio de Janeiro, RJ, Brazil is a wholly-owned subsidiary of TII, with the exception of one share held by each of the current two Directors of TIM BSP pursuant to Brazilian law, and holds 990,098,812 Shares. Both TII and TIM BSP are purely holding companies.

The name, business address, present principal occupation or employment, principal business address and citizenship of each director and executive officer of TI, TII and TIM BSP is set forth on Schedule A.

During the last five years, none of TI, TII or TIM BSP and to the best of their knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Not applicable. Please see “Purpose of Transaction” below.

Item 4.  Purpose of Transaction

On March 26, 2010 the Issuer published the convening notice for its Annual and Extraordinary Shareholders’ Meeting in order to resolve, among others, on the proposal for the allocation of the results related to the fiscal year 2009 and the distribution of dividends. On the same date, the Issuer published the proposal of Management to fully distribute the outstanding balance of the net profits of the fiscal year 2009 (apart from the 5% retained as legal reserve under Brazilian law) as prime dividends to the holders of the Shares on the date of the Shareholders’ Meeting convened to approve their distribution. The amount to be distributed will not be sufficient, for the third consecutive year, to pay holders of the Shares the non-cumulative prime dividends in the amount they are entitled to receive pursuant to the By-Laws of the Issuer. Under Brazilian law and the By-Laws of the Issuer, if the Issuer fails to pay the prime dividends for three consecutive years, the Shares acquire full voting rights and the holders of Shares are entitled to vote as common shareholders, including in the shareholders’ meetings of the Issuer, until such dividends are eventually distributed. As a consequence, the holders of Shares will be able to exercise voting rights in the Shares initially at the Annual and Extraordinary Shareholders’ Meeting of the Issuer convened for April 27, 2010.

In addition to the Shares TI, through TII and TIM BSP, also owns 650,537,118 common shares of the Issuer (the “Common Shares”), which represent 77.14% of the voting stock of the Issuer (prior to the Shares obtaining full voting rights). The Common Shares are only listed in Brazil. As has been disclosed in the Issuer’s Annual Report on Form 20-F for many years, TI’s control of the Issuer, and the nature of such control, has been fully set out

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in such 20-F filings. The right which TI and its affiliates now have to vote the Shares will have no effect on TI’s control of the Issuer.

TI is filing this statement only as a consequence of the provisions of Brazilian law described above that grant provisional voting rights to holders of preferred shares in specific cases. This statement is not filed in relation to any acquisition or disposition of the Shares by TI, TII or TIM BSP or any change in its control of the Issuer.

Item 5.  Interest in Securities of the Issuer

(a)                 TI, for the purpose of Rule 13d-3 promulgated under the Exchange Act, indirectly owns 990,098,812 Shares, representing approximately 60.65% of the outstanding Shares. TI also indirectly holds 650,537,118 Common Shares of the Issuer. Gabriele Galateri di Genola, Luca Luciani and Marco Patuano, in their capacity of Directors of the Issuer and in accordance with Brazilian law, each own one Share of the Issuer.

Except as set forth in this Item 5(a), none of TI, TII or TIM BSP or, to the best of their knowledge, any persons named in Schedule A hereto, owns beneficially any Shares.

(b)                 TI, through its wholly-owned subsidiaries TII and TIM TSB, has sole power to vote and to dispose of 990,098,812 Shares. As described in “Purpose of Transaction” above, the Shares will cease to have voting rights once the prime dividend payment is made.

(c)                 No transaction in the Shares has been effected since January 31, 2010 by TI, TII or TSB or, to their best knowledge, by any of the persons named in Schedule A hereto.

(d)                 Inapplicable.

(e)                 Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.  Material to be Filed as Exhibits

Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 1, 2010
Date

/s/ Antonino Cusimano
Signature

Antonino Cusimano General Counsel TELECOM ITALIA S.P.A.

April 1, 2010
Date

/s/ Francesco Saverio Lobianco
Signature

Francesco Saverio Lobianco Chief Executive Officer TELECOM ITALIA INTERNATIONAL N.V.

April 1, 2010
Date

/s/ Beniamino Bimonte
Signature

Beniamino Bimonte Corporative Support Officer TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.

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JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the Shares of TIM Participações S.A., a Brazilian corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filing provided that, as contemplated by Section 13d-1(k)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this April 1, 2010.

This Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

April 1, 2010
Date

/s/ Antonino Cusimano
Signature

Antonino Cusimano General Counsel TELECOM ITALIA S.P.A.

April 1, 2010
Date

/s/ Francesco Saverio Lobianco
Signature

Francesco Saverio Lobianco TELECOM ITALIA INTERNATIONAL N.V.

April 1, 2010
Date

/s/ Beniamino Bimonte
Signature

Beniamino Bimonte Corporative Support Officer TIM BRASIL SERVIÇOS E PARTICIPAÇÕES

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SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of TI, TII and TIM BSP are set forth below.  Unless otherwise indicated, the business address of each person is the address of the respective company with which such person is associated.

Telecom Italia S.p.A.

Name and Business Address	Present Principal Occupation Including Name and Address[1] of Employer
Directors
Gabriele GALATERI DI GENOLA – Piazza degli Affari 2, 20123 Milan, Italy	Chairman of the Board of Directors – Telecom Italia S.p.A.
Franco BERNABE’ – Piazza degli Affari 2, 20123 Milan, Italy	Chief Executive Officer – Telecom Italia S.p.A.
Cesar Izuel ALIERTA – Piazza degli Affari 2, 20123 Milan, Italy	Chairman and Executive Chairman of the Board of Directors – Telefonica S.A. - Distrito C Edificio Central 1 floor - Ronda de la Comunication S/N – 28050 Madrid, Spain
Paolo BARATTA – Piazza degli Affari 2, 20123 Milan, Italy	Director – Telecom Italia S.p.A.
Tarak BEN AMMAR – Piazza degli Affari 2, 20123 Milan, Italy	Chairman of the Board of Directors – Quinta Communications S.A. - Avenue Hoche, 16 – Paris 75008, France
Roland BERGER – Piazza degli Affari 2, 20123 Milan, Italy	Chairman of the Board of Directors - Roland Berger Strategy Consultants - Mies-van-der-Rohe-Str. 6 80807 Muenchen, Germany
Elio CATANIA – Piazza degli Affari 2, 20123 Milan, Italy	Chairman of the Board of Directors and Managing Director of ATM Group (Milan Transport Company) -Foro Buonaparte, 61 – 20121 Milan, Italy
Jean Paul FITOUSSI – Piazza degli Affari 2, 20123 Milan, Italy	Professor of Economics at the Institut d’Études Politiques in Paris – 69 quai d’Orsay, 75007 – Paris, France
Berardino LIBONATI – Piazza degli Affari 2, 20123 Milan, Italy	Chairman of the Board of Directors – Telecom Italia Media S.p.A. – Via della Pineta Sacchetti, 229 – 00168 Rome, Italy
Julio LINARES LOPEZ – Piazza degli Affari 2, 20123 Milan, Italy	Chief Operating Officer – Telefonica S.A. Distrito C Edificio Central 1 floor - Ronda de la Comunication S/N – 28050 Madrid, Spain
Gaetano MICCICHE’ – Piazza degli Affari 2, 20123 Milan, Italy	Head of Corporate & Investment Banking Division – Intesa San Paolo S.p.A. – Piazza della Scala, 6 – Milan, Italy
Aldo MINUCCI – Piazza degli Affari 2, 20123 Milan, Italy	Chairman of the Board of Directors – Genertel S.p.A. Via Machiavelli, 4 – Trieste, Italy

Renato PAGLIARO – Piazza degli Affari 2, 20123 Milan, Italy	Managing Director and member of Board of Directors – Mediobanca S.p.A. – Piazzetta Cuccia, 1 – 20121 Milan, Italy
Luigi ZINGALES – Piazza degli Affari 2, 20123 Milan, Italy	Professor of Entrepreneurship and Finance at the Graduate School of Business - University of Chicago – 5807 S. Woodlawn Avenue – Chicago, IL 60637

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Name and Business Address	Present Principal Occupation Including Name and Address[1] of Employer
Executive Officers (Who Are Not Directors)
Oscare CICCHETTI – Piazza degli Affari 2, 20123 Milan, Italy	Head of Technology & Operations – Telecom Italia S.p.A.
Stefano CIURLI - Piazza degli Affari 2, 20123 Milan, Italy	Head of Purchasing – Telecom Italia S.p.A.
Antonino CUSIMANO – Piazza degli Affari 2, 20123 Milan, Italy	Head of Corporate Legal Affairs, a.i. Head of Legal Affairs and General Counsel– Telecom Italia S.p.A.
Luca LUCIANI - Avenida das Américas, 3.434 - 7º andar, 22640-102 Rio de Janeiro, RJ, Brazil	Diretor Presidente of Tim Brasil – Telecom Italia S.p.A.
Andrea MANGONI – Piazza degli Affari 2, 20123 Milan, Italy	Chief Financial Officer and Head of International Business –Telecom Italia S.p.A.
Antonio MIGLIARDI – Piazza degli Affari 2, 20123 Milan, Italy	Head of Human Resources and Organization – Telecom Italia S.p.A.
Marco PATUANO – Piazza degli Affari 2, 20123 Milan, Italy	Head of Domestic Market Operations – Telecom Italia S.p.A.

1  Same address as director’ or officer’s business address except where indicated.

Telecom Italia International N.V. (TII)

Name and Business Address	Present Principal Occupation Including Name and Address[1] of Employer
Directors
Andrea MANGONI (Chairman) – Piazza degli Affari 2, 20123 Milan, Italy	Chief Financial Officer and Head of International Business –Telecom Italia S.p.A.
Francesco Saverio LOBIANCO (Chief Executive Officer) – 1627 Strawinskylaan, 1077 XX Amsterdam, The Netherlands	Chief Executive Officer – Telecom Italia International N.V.
Francesco Saverio BRUNO – Piazza degli Affari 2, 20123 Milan, Italy	Manager – Telecom Italia S.p.A.
Stefano CIURLI – Piazza degli Affari 2, 20123 Milan, Italy	Head of Purchasing – Telecom Italia S.p.A.
Roberto MORO – Piazza degli Affari 2, 20123 Milan, Italy	Director Taxation - Telecom Italia S.p.A.
Marco PATUANO – Piazza degli Affari 2, 20123 Milan, Italy	Head of Domestic Market Operations – Telecom Italia S.p.A.
Nicola VERDICCHIO– Piazza degli Affari 2, 20123 Milan, Italy	Head of International Legal Affairs – Telecom Italia S.p.A.

Name and Business Address	Present Principal Occupation Including Name and Address[1] of Employer
Executive Officers (Who Are Not Directors)
Andrea LILLO – 1627 Strawinskylaan, 1077 XX Amsterdam, The Netherlands	Chief Financial Officer – Telecom Italia International N.V.

1  Same address as director’ or officer’s business address except where indicated.

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TIM Brasil Serviços e Participações S.A. (TIM BSP)

Name and Business Address	Present Principal Occupation Including Name and Address[1] of Employer
Directors
Gabriele GALATERI DI GENOLA (Chairman of the Board of Directors) – Piazza degli Affari 2, 20123 Milan, Italy	Chairman of the Board of Directors – Telecom Italia S.p.A.
Luca LUCIANI - Avenida das Américas, 3.434 - 6º andar, 22640-102 Rio de Janeiro, RJ, Brazil	Diretor Presidente of Tim Brasil – Telecom Italia S.p.A. - Piazza degli Affari 2, 20123 Milan, Italy
Name and Business Address	Present Principal Occupation Including Name and Address[1] of Employer
Executive Officers (Who Are Not Directors)
Beniamino BIMONTE- Avenida das Américas, 3.434 - 2º andar, 22640-102 Rio de Janeiro, RJ, Brazil	Corporative Support Officer – TIM Brasil
Claudio ZEZZA- Avenida das Américas, 3.434 - 6º andar, 22640-102 Rio de Janeiro, RJ, Brazil	Chief Financial Officer – TIM Brasil
Lorenzo LINDNER- Avenida das Américas, 3.434 - 6º andar, 22640-102 Rio de Janeiro, RJ, Brazil	Chief Commercial Officer – TIM Brasil
Rogerio TAKAYANAGI- Avenida das Américas, 3.434 - 4º andar, 22640-102 Rio de Janeiro, RJ, Brazil	Chief Marketing Officer – TIM Brasil
Daniel HERMETO - Avenida das Américas, 3.434 – bloco 6, 22640-102 Rio de Janeiro, RJ, Brazil	Purchasing & Supply Chain Officer – TIM Brasil

1  Same address as director’ or officer’s business address except where indicated.

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